UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Eye Technology, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   301907 30 9
                                 (CUSIP Number)

Prometheus Pacific Growth Fund, LDC      Copy to:
c/o Fiduciary Trust (Cayman) Limited     John F. Egan, Esq.
P.O. Box 1022                            Curtis, Mallet-Prevost, Colt & Mosle
One Capital Place                        101 Park Avenue
Third Floor                              New York, NY  10178
George Town                              (212) 696-6034
Grand Cayman, British West Indies
Attention: Mr. Robert P. Arnott
809-949-0600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 10, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 301907 30 9                                         Page 2 of 9 Pages



1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  (A)      Prometheus Pacific Growth Fund, LDC
                  (B)      Frinstead Limited
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
                                                                         (B) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         Fund assets
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  (A)      Grand Cayman, British West Indies
                  (B0      British Virgin Islands
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                  7        SOLE VOTING POWER
 NUMBER OF                 None
   SHARES                  -----------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 [A] and [B] 5,500,000*
    EACH                   -----------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON                  None
    WITH
                 ---------------------------------------------------------------
                 10        SHARED DISPOSITIVE POWER
                           [A] and [B] 5,500,000*
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

                                 SCHEDULE 13D

CUSIP No. 301907 30 9                                         Page 3 of 9 Pages


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,500,000 shares*
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         9.9%*
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14       TYPE OF REPORTING PERSON
         [A] IV [B] IA


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---------------
          *

                    Includes 2,500,000 shares of Eye Technology common stock, par value $.01 per share ("Common Stock"), and 763 shares of Eye Technology Class B Preferred Stock convertible into an additional 2,500,000 shares of Common Stock. Also includes 500,000 shares held by Prometheus obtainable pursuant to a warrant generally exercisable through July 9, 1999.

                    Frinstead Limited is the investment manager of Prometheus and disclaims beneficial ownership of any Eye securities.

                                 SCHEDULE 13D

CUSIP No. 301907 30 9                                         Page 4 of 9 Pages

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, $0.01 par value, of Eye Technology, Inc., 16 South Market Street, Petersburg, Virginia.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Prometheus Pacific Growth Fund, LDC is a limited duration company organized in Grand Cayman, British West Indies. It is a private investment company: its business address and principal office address is c/o Fiduciary Trust (Cayman) Limited, P.O. Box 1022, One Capital Place, Third Floor, George Town, Grand Cayman, British West Indies. Frinstead Limited is a British Virgin Islands company and investment manager of Prometheus. Its business address and principal office address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Neither Prometheus nor Frinstead, during the last five years, has been convicted in a criminal proceeding or been party to a civil proceeding resulting in a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Prometheus used its own assets to purchase for $2,500,000 an aggregate of 5,000,000 shares of Eye common stock and common stock equivalents, and a purchase warrant exercisable generally through July 9, 1999 for an additional 500,000 shares of Eye common stock at $2.00 per share.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  Prometheus purchased the shares for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           (a) Prometheus purchased 2,500,000 shares of Eye common stock, 763 shares of Eye Class B Preferred Stock convertible into an additional 2,500,000 shares of Eye common stock and a warrant to purchase up to an additional 500,000 shares of Eye common stock at $2.00 per share through July 9, 1999. The total of 5,500,000 shares of common stock in which Prometheus has beneficial interest, as described in the preceding sentence, is 9.9% of Eye's common stock (assuming conversion of all shares of preferred stock outstanding) as of July 20, 1998 (as represented to Prometheus by Eye),

                           (b) There is shared  power to vote and dispose of the
                  Eye securities owned by Prometheus.

                           (c)      None.

                                  SCHEDULE 13D

CUSIP No. 301907 30 9                                         Page 5 of 9 Pages


                           (d)      None.

                           (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Messrs. Jonnie Williams and Francis O'Donnell, principal shareholders of Eye, have agreed to convert all their shares of Class B Preferred Stock into shares of Eye common stock upon shareholder approval of an increase in the authorized number of common shares.

                  Mr. Jonnie Williams has agreed to purchase from Eye for $1,000,000 up to an additional 1,000,000 shares of Eye common stock at $2.00 per share if Eye does not obtain an additional $2,500,000 in equity financing by August 31, 1998. Mr. Williams has agreed to secure this obligation by a pledge agreement in favor of Prometheus covering 5,000 shares of Eye Class B Preferred Stock. Mr. Williams also has agreed to vote his Eye shares in favor of an increase in the authorized number of common shares. See Exhibits 2 and 3.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. Letter, dated June 30, 1998, from Messrs. Williams and O'Donnell to Prometheus.

                  Exhibit 2. Letter, dated June 30, 1998 from Mr. Williams to Prometheus; form of pledge agreement to be executed by Mr. Williams in favor of Prometheus.

                  Exhibit 3.  Power of Attorney.

                                 SCHEDULE 13D

CUSIP No. 301907 30 9                                         Page 6 of 9 Pages


            SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 1998

                                           PROMETHEUS PACIFIC GROWTH FUND LDC


                                           /s/ John F. Egan
                                           ------------------------
                                           Name:  John F. Egan
                                           Title: Attorney-in-Fact*